Exhibit

Exhibit Description

99.1	Announcement on 2011/06/27: UMC will attend investor conferences on 2011/06/29

99.2	Announcement on 2011/06/28: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2011/07/01: Mainland Chinese company investment on behalf of subsidiary TLC Capital Co. LTD.

99.4	Announcement on 2011/07/08: The Company announced the record date for cash dividend

99.5	Announcement on 2011/07/08: The Board of Directors resolved to adjust cash dividend ratio

99.6	Announcement on 2011/07/13: To announce related materials on disposal of MaxLinear,Inc. on behalf of UMC Capital Corporation

99.7	Announcement on 2011/07/22: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2011/07/08: June Revenue

99.9	Announcement on 2011/07/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2011/06/29

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/06/29

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: The Regent Taipei

3.Financial and business related information: The Company will attend the “Taiwan Investor Conference 2011” held by UBS on 2011/06/29 in The Regent Taipei.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/04/08~2011/06/28
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 882,386,072 NTD; total transaction price: $ 882,386,072 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

Mainland Chinese company investment on behalf of subsidiary TLC Capital Co. LTD.

1.Date of occurrence of the event:2011/07/01

2.Method of the present increase (decrease) in investment: Investment in mainland Chinese company Shanghai Winking Entertainment Ltdand Nanjing Winking Entertainment Ltd through Winking Entertainment Ltd (Cayman Islands)

3.Transaction volume, price per unit, and total monetary amount of the transaction:1560371 shares price per share US$1.281746251 Total amount US$2000000.

4.Company name of the invested mainland Chinese company: Shanghai Winking Entertainment Ltd (short for Shanghai Winking) and Nanjing Winking Entertainment Ltd (short for Nanjing Winking)

5.Paid-in capital of said invested mainland Chinese company:US$8000000 for Shanghai Winking and US$2050000 for Nanjing Winking

6.Amount of new capital increment currently planned by said invested mainland Chinese company: US$2050000 for Shanghai Winking and US$950000 for Nanjing Winking.

7.Main business items of said invested mainland Chinese company: Development design and production of computer software sale of products and provide after-sales service and technical advice for both companies

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion for both companies

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$7792778.42 for Shanghai Winking and RMB$4096833.06 for Nanjing Winking

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: -RMB$10635109.31 for Shanghai Winking and NA for Nanjing Winking

11.Amount of actual investment to date in said invested mainland Chinese company: None

12.Counterparty to the transaction and its relationship to the Company: NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA

15.Gain (or loss) on disposal: NA

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the contract; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiated by TLC Capital Co. LTD and the investee company; The subscription price of rights issue; Chairman and Presidents’ Office

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD37345872.37

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 22.3%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 14.76%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 14.82%

25.Total amount of actual investment in the mainland China area to date: USD31650683.37

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.9%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 12.51%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 12.56%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Y2008:-NT$2469706, Y2009:NT$2456989, Y2010:-NT$709986

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.4

The Company announced the record date for cash dividend

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2011/07/08

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”,“Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3.Type and monetary amount of dividend distribution: Cash dividend NTD$14,033,575,265, each common share is entitled to receive NTD$1.11164840

4.Ex-rights (ex-dividend) trading date:2011/07/22

5.Last date before book closure:2011/07/25

6.Book closure starting date:2011/07/26

7.Book closure ending date:2011/07/30

8.Ex-rights (ex-dividend) record date:2011/07/30

9.Any other matters that need to be specified: Cash dividend for common shares is estimated to be paid on 2011/08/16.

Exhibit 99.5

The Board of Directors resolved to adjust cash dividend ratio

1.Date of the resolution of the board of directors or shareholders’meeting:2011/07/08

2.Type and monetary amount of original dividend distribution: Cash dividend NTD$14,033,575,265, each common share is entitled to receive NTD$1.12

3.Type monetary amount of dividend distribution after the change: Cash dividend NTD$14,033,575,265, each common share is entitled to receive NTD$1.11164840

4.Reason for the change: Due to the employee stock options had been exercised, the number of outstanding common shares had increased accordingly, resulting in the adjustment of cash dividend ratio.

5.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of MaxLinear,Inc. on behalf of UMC Capital Corporation

1.Name of the securities: common shares of MaxLinear, Inc.

2.Trading date:2010/10/19~2011/07/13

3.Trading volume, unit price, and total monetary amount of the transaction: Trading volume:1,072,110 shares, unit price: USD 9.6397, total monetary amount: USD 10,334,850.09

4.Gain (or loss) (not applicable in case of acquisition of securities): USD 7,897,956

5.Relationship with the underlying company of the trade:none

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 524,291 shares; amount: USD 1,191,706.24; percentage of holdings: 1.62%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 71.42%, 71.70%, USD30,161,710

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/06/13~2011/07/22
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $517,353,500 NTD; total transaction price: $ 517,353,500 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.8

United Microelectronics Corporation
July 8, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%
June	Invoice amount	6,606,778	7,622,001	-1,015,223	-13.32%
2011 year to date	Invoice amount	41,359,406	41,325,938	33,468	0.08%
June	Net sales	9,185,722	10,335,635	-1,149,913	-11.13%
2011 year to date	Net sales	56,267,539	56,460,309	-192,770	-0.34%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	5,617,360	—
Fair Value	8,298	0
Net Profit from Fair Value	5,441	0
Written-off Trading Contracts	14,470,323	0
Realized profit (loss)	6,777	0

Exhibit 99.9

United Microelectronics Corporation
For the month of June, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of My 31, 2011	Number of shares held as of June 30, 2011	Changes

Chairman	Stan Hung	11,641,452	13,541,452	1,900,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	My 31, 2011	June 30,, 2011	Changes
NA